FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               July 11, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: July 11, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





SMITH & NEPHEW ACQUIRES OSTEOBIOLOGICS, INC.

Provides the only off-the-shelf bioabsorbable implant for articular cartilage repair on the market in Europe



11 July 2006



Smith & Nephew plc (LSE: SN, NYSE: SNN) announced today its acquisition of privately-held, Texas-based, OsteoBiologics, Inc. (OBI).



OBI markets innovative bioabsorbable bone graft substitutes (BGS) in Europe to repair cartilage defects in the knee and offers the TruFit(TM )BGS Plugs in the U.S. as a bone void filler. OBI's products are an exciting addition to Smith & Nephew's existing comprehensive arthroscopy portfolio and will be sold through Smith & Nephew Endoscopy's global sales force.



Smith & Nephew has agreed to pay a net consideration of $72.3m in cash for OBI, whose 2005 sales revenues were $3.3m. The acquisition is expected to reduce earnings by $7m in the second half of 2006 and be broadly neutral in 2007.



OBI's primary product marketed in Europe, TruFit(TM) CB, is a one-step arthroscopic procedure for repairing bone and articular cartilage defects. Cartilage is a protective covering of the articular surfaces of bones that reduces friction and provides flexibility within the joint. Cartilage defects are often a result of traumatic injury or degenerative conditions and are often found in conjunction with meniscal tears or ACL injuries. There is strong evidence that articular cartilage defects can lead to osteoarthritis.



Currently, less than 20 percent of cartilage defects in the knee are treated due to the lack of an efficacious and patient-friendly solution.



"We view the opportunity to effectively treat articular cartilage defects as a major opportunity for our Endoscopy business and have been looking at this area for some time," said Sir Christopher O'Donnell, Chief Executive of Smith & Nephew plc. "This unique technology from OBI strengthens our market leading range of arthroscopy products for the benefit of surgeons and their patients. We welcome the OBI team to Smith & Nephew."



Enquiries


Debbie Scott                                       Tel: +44 (0) 20 7831 3113
Financial Dynamics, London

Jonathan Birt                                      Tel: +1 212 850 5634
Financial Dynamics, New York

Joe Metzger                                        Tel: +1 978 749 1330
Smith & Nephew Endoscopy





About Smith & Nephew:



Smith & Nephew (LSE: SN, NYSE: SNN) (www.smith-nephew.com) is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.



Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and professional healthcare customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has more than 8,500 employees and operates in 33 countries around the world and generated sales of nearly $2.6 billion.



This press release contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.



All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.